

Cboe

*By Electronic Mail*

July 25, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
Issuer CIK: 0001415726
Issuer File Number: 333-146827/811-22135
Form Type: 8-A12B
Filing Date: July 25, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated July 12, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator Hedged TSLA Strategy ETF (TSLH)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (312) 786-7224. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications